EXHIBIT 3.1

ARTICLES OF INCORPORATION

OF

BT BRANDS, INC.

ARTICLE 1

NAME OF CORPORATION

The name of this corporation is BT Brands, Inc. (the “Corporation”)

ARTICLE 2

REGISTERED AGENT AND REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Wyoming is 30 Gould Street, Suite R, Sheridan, Wyoming 82801, and the name of its registered agent at that address is Registered Agents LLC.

ARTICLE 3

PURPOSE AND POWERS

The Corporation shall have unlimited power to engage in any and all lawful businesses for which corporations may be organized under the laws of Wyoming. The Corporation shall have all of the powers enumerated in the Wyoming Business Corporation Act (“WBCA”) and as otherwise granted or permitted by applicable law.

ARTICLE 4

MAILING ADDRESS OF THE CORPORATION

The mailing address of the corporation is 405 Main West, Suite 2D, West Fargo, North Dakota 58078.

ARTICLE 5

CAPITAL STOCK

5.1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is Fifty-Two Million (52,000,000) shares, consisting of two classes to be designated, respectively, “Common Stock” and “Preferred Stock,” with all of such shares having a par value of $0.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is Fifty Million (50,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is Two Million (2,000,000) shares as may be established by the Board of Directors of the Corporation (the “Board”) with respect to any class or series thereof in the applicable Preferred Stock Designation (as defined in Section 5.3(a) below) filed by the Corporation with the Secretary of State of the state of Wyoming after the date on which these Articles of Incorporation have been filed and accepted. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights of the Preferred Stock and the qualifications, limitations, or restrictions relating thereto, shall hereinafter be prescribed by resolution of the Board pursuant to Section 5.3 below.

5.2. Common Stock.

(a) Dividend Rights. Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time or the WBCA, the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the Board out of assets legally available therefor.

(b) Voting Rights. Except as otherwise provided by the WBCA, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

(c) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share in the Corporation’s assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation’s assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock then outstanding.

(d) No Conversion, Redemption or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) Consideration for Shares. The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the Board.

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5.3. Preferred Stock.

(a) Designation. The Board is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series and to fix the number of shares and to determine, not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles of Incorporation, and to prescribe or alter with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: to fix or alter the voting rights, if any, relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); to fix or alter the rate of dividends (which may be cumulative or noncumulative), if any, the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; to fix or alter the rights of holders of Preferred Stock of any series, if any, in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; to fix or alter the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); to fix or alter, if any, the treatment in the case of a merger, business combination transaction, or sale of the Corporation’s assets whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, to fix or alter the times, prices, rates, adjustments and other terms and conditions of such redemption. The Board is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. In case the number of shares of any series is so decreased, the shares constituting such decrease shall resume the status that they had before the adoption of the resolution originally fixing the number of shares of such series. Unless the Board provides to the contrary in the resolution which fixes the designation of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) Articles of Amendment. Before the Corporation shall issue any shares of Preferred Stock of any series, the Corporation shall deliver to the Secretary of State of Wyoming for filing articles of amendment effecting the provisions of this section in accordance with Article 10 of the WBCA and setting forth the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the Board to be issued shall be made and signed by an officer of the Corporation and filed in the manner prescribed by the WBCA.

5.4. Share Dividends. Unless otherwise prohibited by these Articles of Incorporation as may be amended from time to time as provided herein and in accordance with the WBCA, the Corporation may declare and pay a dividend in shares of one class or series of capital stock to the holders of shares of another class or series of shares of capital stock.

ARTICLE 6

INCORPORATOR

The name and address of the incorporator is William Ruffa, 147 Green Peak Orchard N, East Dorset, VT 05253.

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ARTICLE 7

DIRECTORS

7.1. Number of Directors. The authorized number of directors as of the date of filing of these Articles of Incorporation shall initially be three (3). The number of directors may from time to time be increased or decreased in such manner as shall be provided by the Bylaws of the Corporation.

7.2. Initial Directors. The name and post office box or street address of the director(s) constituting the initial Board is:

Name	Address
Gary Copperud	405 Main West, Suite 2D, West Fargo, North Dakota 58078
Kenneth Brimmer	405 Main West, Suite 2D, West Fargo, North Dakota 58078
Jeff Zinnecker	405 Main West, Suite 2D, West Fargo, North Dakota 58078

ARTICLE 8

LIMITATION OF LIABILITY; INDEMNIFICATION

8.1. Elimination of Liability.

(a) The personal liability of a director or officer to the Corporation or any predecessor of the Corporation or their respective shareholders for damages for breach of fiduciary duty as a director or officer is eliminated to the fullest extent permissible under Wyoming law except for the following: (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law; or (b) the payment of distributions in violation of W.S. 17-16-833.

(b) If the WBCA is hereinafter amended to authorize the further elimination or limitation of the liability of a director or officer as provided in this Article 8, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the WBCA, as so amended.

8.2. Indemnification.

(a) The Corporation in its bylaws or by agreement, shall indemnify, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason that he or she, or his or her testator or intestate, is or was a director or officer of the Corporation, or serves or served at any other enterprise as a “director” or “officer” (as such terms are defined in W.S. 17-16-850(a)(ii)) at the request of the Corporation.

(b) If the WBCA is hereinafter amended to increase the scope of the indemnification available to directors and officers of the Corporation, then all such directors and officers shall be entitled to such increased indemnification to the fullest extent permitted by the WBCA, as so amended.

8.3. Effect of Repeal or Modification. Any amendment, alteration or repeal of this Article 8 shall be prospective only and shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.

8.4. Conflicts. In the event of any conflict between this Article 8 and any other Article or Section of these Articles of Incorporation, the terms and provisions of this Article 8 shall control.

ARTICLE 9

TRANSACTIONS WITH DIRECTORS

9.1. Certain Definitions Used in this Article 9. Unless otherwise defined in this Article 9, capitalized terms used in this Article 9 shall have the meanings ascribed to them in W.S. 17-16-860.

9.2. Transactions with Directors. No contract or other transaction that constitutes a Director’s Conflicting Interest Transactions or in which a director takes advantage, directly or indirectly, of a business opportunity that may properly belong to the Corporation shall in any way be affected or invalidated, and may not be the subject of equitable relief, or give rise to an award of damages or other relief against a director of the Corporation, in a proceeding by a shareholder or by or in the right of the Corporation, on the ground that the director has an interest respecting the transaction if such contract or transaction is approved in compliance with the procedures set forth in either W.S. 17-16-862 or W.S. 17-16-863 or, in the case of a business opportunity that may properly belong to the Corporation, if action by qualified directors disclaiming the Corporation’s interest in the opportunity is taken in compliance with the procedures set forth in W.S. 17-16-862 or shareholders' action disclaiming the Corporation’s interest in the opportunity is taken in compliance with the procedures set forth in W.S. 17-16-863.

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ARTICLE 10

VOTING OF CORPORATION SECURITIES HELD BY MAJORITY-OWNED SUBSIDIARIES

Notwithstanding W.S. 17-16-721(b) or any successor provision, shares of a voting class of the Corporation’s stock that are owned by a subsidiary of the Corporation may be voted even though the Corporation holds a majority of the shares entitled to vote for the directors of the subsidiary holding such shares.

ARTICLE 11

SEVERABILITY

If any provision of these Articles of Incorporation shall be held to be invalid, illegal or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Articles of Incorporation (including without limitation, all portions of any section of these Articles of Incorporation containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall remain in full force and effect.

ARTICLE 12

AMENDMENT TO ARTICLES OF INCORPORATION

This Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by these Articles of Incorporation, and all rights conferred upon shareholders herein are granted subject to this reservation.

ARTICLE 13

WRITTEN CONSENT TO ACTION BY SHAREHOLDERS

Any action required or permitted by the WBCA to be taken at a shareholders’ meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. The written consent shall bear the date of signature of the shareholder who signs the consent and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records.

ARTICLE 14

COMBINATIONS WITH INTERESTED STOCKHOLDERS

14.1. Election Not to Be Subject to the Restrictions in W.S. 17-18-104(b) Related to Restrictions on Business Combinations. The Corporation elects not to be subject to the restrictions in W.S. 17-18-104(b).

14.2. Election Not to Be Subject to the Restrictions in W.S. 17-18-105 Through 17-18-111 Related to Takeover Protection Provisions. The Corporation elects not to be subject to the restrictions in W.S. 17-18-105 through 17-18-111.

ARTICLE 15

AMENDMENT TO ARTICLES OF INCORPORATION

This Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by these Articles of Incorporation, and all rights conferred upon shareholders herein are granted subject to this reservation.

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ARTICLE 16

BYLAWS

Bylaws of this Corporation may be adopted by the Board, which shall also have the power to alter, amend or repeal the same from time to time as permitted under the WBCA.

Dated: August 14, 2020	/s/ William Ruffa
William Ruffa, Incorporator

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